Exhibit 99.2
REPORT OF INDEPENDENT ACCOUNTANTS
To The Board of Directors and Stockholders of
MF Global Sify Securities India Private Limited
Review report on the condensed consolidated interim financial information of MF Global Sify Securities India Private Limited and its subsidiaries as at December 31, 2009 and for the three and nine month period then ended
We have reviewed the accompanying condensed consolidated statement of financial position of MF Global Sify Securities India Private Limited and its subsidiaries as at December 31, 2009, and the related condensed consolidated income statement and consolidated statement of comprehensive income for the three and nine month period then ended, consolidated statement of changes in equity and consolidated cash flow statement for the nine month period then ended, prepared in accordance with International Accounting Standard 34 on “Interim Financial Reporting”. The condensed consolidated interim financial Information is the responsibility of the Company’s management.
Without qualifying our opinion, we draw your attention to Note 10 to the condensed consolidated interim financial information, which describes the uncertainty related to the outcome of the ongoing discussions between the Company’s shareholders concerning the reconsideration of certain costs charged to the Company by MF Global Holdings Limited and its affiliated and associated group companies for the two years ended March 31, 2009 and March 31, 2008.
We conducted our review in accordance with standards established by the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion. Based on our review, we are not aware of any material modifications that should be made to the accompanying condensed consolidated interim financial information for it to be in conformity with the International Accounting Standard 34 on Interim Financial Reporting.

Price Waterhouse
Firm Registration No. 301112E
Place: Mumbai
Date: November 26, 2010